Exhibit 99.1

Attributed Financial Information for Our Platform Common Stock and Tracking Stocks

Our tracking stocks are intended to reflect the separate performance of one or more of our brand contracts. Our platform common stock is intended to reflect the separate performance of all of our assets and liabilities not attributed to our existing tracking stocks or any other tracking stock that we may create from time to time.

The following tables present our assets, liabilities, income, expenses and cash flows that are attributed to our platform common stock and our tracking stocks for the three and nine months ended September 30, 2015. The financial information should be read in conjunction with our unaudited condensed financial statements for the three and nine months ended September 30, 2015 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, income, expenses and cash flows to our platform common stock and our tracking stocks, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. Holders of our platform common stock and our tracking stocks are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of our platform common stock or tracking stocks does not affect the rights of our creditors.

FANTEX, INC.

ATTRIBUTED BALANCE SHEET INFORMATION

(Unaudited)

	September 30, 2015
	ATTRIBUTED ASSETS				ATTRIBUTED LIABILITIES AND STOCKHOLDERS' EQUITY
	Cash and Cash Equivalents	Investment in Brand Contracts, at Fair Value	Other Assets	Total Attributed Assets	Total Attributed Liabilities	Total Attributed Stockholders' Equity	Total Attributed Liabilities and Stockholders' Equity
Platform Common Stock	$426,890	$1,091,496	$15,457	$1,533,843	$653	$1,533,190	$1,533,843
Fantex Series Vernon Davis Convertible Tracking Stock	194,946	2,579,894	186,803	2,961,643	5,946	2,955,697	2,961,643
Fantex Series EJ Manuel Convertible Tracking Stock	89,697	2,254,144	21,823	2,365,664	299	2,365,365	2,365,664
Fantex Series Mohamed Sanu Convertible Tracking Stock	38,635	2,096,350	27,274	2,162,259	998	2,161,261	2,162,259
Fantex Series Alshon Jeffery Convertible Tracking Stock	124,853	7,259,962	27,887	7,412,702	1,135	7,411,567	7,412,702
Fantex Series Michael Brockers Convertible Tracking Stock	75,808	3,904,720	20,139	4,000,667	4,032	3,996,635	4,000,667
Fantex Series Jack Mewhort Convertible Tracking Stock	—	2,643,361	9,764	2,653,125	—	2,653,125	2,653,125
Total	$950,829	$21,829,927	$309,147	$23,089,903	$13,063	$23,076,840	$23,089,903

FANTEX, INC.

ATTRIBUTED STATEMENT OF OPERATIONS

(Unaudited)

	For the three months ended September 30, 2015
		Attributed Operating Expenses
	Attributed Income (Loss) from Brand Contracts*	Personnel & Related	Professional & Related	General & Administrative	Management Fees	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$22,312	$365,926	$382,399	$146,791	$(3,804)	$891,312	$(869,000)
Fantex Series Vernon Davis Convertible Tracking Stock	90,464	—	3,884	—	3,237	7,121	83,343
Fantex Series EJ Manuel Convertible Tracking Stock	(312,723)	—	145	—	121	266	(312,989)
Fantex Series Mohamed Sanu Convertible Tracking Stock	75,169	—	—	—	—	—	75,169
Fantex Series Alshon Jeffery Convertible Tracking Stock	194,162	—	536	—	446	982	193,180
Fantex Series Michael Brockers Convertible Tracking Stock	117,743	—	—	—	—	—	117,743
Fantex Series Jack Mewhort Convertible Tracking Stock	259,126	—	—	—	—	—	259,126
Total	$446,253	$365,926	$386,964	$146,791	$—	$899,681	$(453,428)

	For the nine months ended September 30, 2015
		Attributed Operating Expenses
	Attributed Income (Loss) from Brand Contracts*	Personnel & Related	Professional & Related	General & Administrative	Management Fees	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$65,619	$1,088,529	$1,599,451	$515,885	$(22,124)	$3,181,741	$(3,116,122)
Fantex Series Vernon Davis Convertible Tracking Stock	301,123	—	9,800	—	8,167	17,967	283,156
Fantex Series EJ Manuel Convertible Tracking Stock	(168,827)	—	1,052	—	876	1,928	(170,755)
Fantex Series Mohamed Sanu Convertible Tracking Stock	233,981	—	2,510	—	2,099	4,609	229,372
Fantex Series Alshon Jeffery Convertible Tracking Stock	(116,142)	—	8,341	—	6,950	15,291	(131,433)
Fantex Series Michael Brockers Convertible Tracking Stock	737,505	—	4,839	—	4,032	8,871	728,634
Fantex Series Jack Mewhort Convertible Tracking Stock	259,126	—	—	—	—	—	259,126
Total	$1,312,385	$1,088,529	$1,625,993	$515,885	$—	$3,230,407	$(1,918,022)

* Attributed income also includes income from other investments of $10,400.

FANTEX, INC.

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

	For the nine months ended September 30, 2015
	Net cash provided from (used in) operating activities	Net cash used in investing activities	Net cash provided from (used in) financing activities	Net cash increase (decrease) for period	Cash and cash equivalents at beginning of period	Cash and cash equivalents at end of period
Platform Common Stock	$(335)	$(5,540)	$—	$(5,875)	$432,765	$426,890
Fantex Series Vernon Davis Convertible Tracking Stock	126,757	(105,260)	(210,550)	(189,053)	383,999	194,946
Fantex Series EJ Manuel Convertible Tracking Stock	11,963	—	—	11,963	77,734	89,697
Fantex Series Mohamed Sanu Convertible Tracking Stock	36,553	—	(32,860)	3,693	34,942	38,635
Fantex Series Alshon Jeffery Convertible Tracking Stock	(7,815,247)	—	7,940,100	124,853	—	124,853
Fantex Series Michael Brockers Convertible Tracking Stock	(3,365,092)	—	3,440,900	75,808	—	75,808
Fantex Series Jack Mewhort Convertible Tracking Stock	(2,520,140)	—	2,520,140	-	—	-
Total	$(13,525,541)	$(110,800)	$13,657,730	$21,389	$929,440	$950,829
Non-Cash Financing Activities:
Contributions from Parent (Platform Common Stock)	$3,157,917
Dividends Paid:
Fantex Series Vernon Davis Convertible Tracking Stock	$(210,550)
Fantex Series Mohamed Sanu Convertible Tracking Stock	(32,860)
Total Dividends Paid	$(243,410)

NOTES TO ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

We have attributed the following assets and liabilities to the tracking stocks:

•	95% of our acquired brand income (“ABI”), that we acquire under our brand contracts ;

•

any and all of our liabilities, costs and expenses incurred after the offering of each of our tracking stocks that are directly attributable to the brand associated with the tracking stock, such as our direct costs arising out of our promotion of the brand or arising out of or related to the maintenance and enforcement of the brand contract, provided, however, that to date we have not attributed any of the expenses or costs related to the initial public offerings of our tracking stocks (other than underwriting commissions and expenses) or incurred by us or our parent prior to the consummation of the offerings, including our efforts to build our business model and enter into our brand contracts, to any of our tracking stocks;

•

a pro rata share of our general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on attributable ABI), but excluding any non-cash expenses that are allocated from our parent to us. Attributable expenses would include, for example, a pro rata portion of the service fee we pay to our parent pursuant to the management agreement (5% of the attributed ABI from our brand contracts). Expenses that would not be attributed would include expenses incurred by our parent, including any expenses incurred in providing services to us under the management agreement, to the extent in excess of our service fee to them;

•	as income, any covered amounts, as described below, for our brand contracts; and

•	as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking stock brand.

We will also attribute the following additional assets and liabilities to each tracking stock brand:

•

all net income or net losses from the assets and liabilities that are included in each tracking stock brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of shares of a specific tracking stock; and

•	any acquisitions or investments made from assets that are included in a specific tracking stock brand.

Covered Amounts

As described above, income (and assets) and liabilities will generally be attributed to a tracking stock based on the income and liabilities of that tracking stock. However, if as a result of any debtor relief laws we do not receive any portion of our ABI from a brand contract then we will nonetheless attribute income during any period to the corresponding tracking stock in an amount equal to the difference between any amounts we actually receive under that brand contract and the amounts to which we would otherwise have been entitled to receive but for debtor relief laws. We refer to such difference as a covered amount.

        In such a case, the covered amount will also be attributed as a general expense of Fantex, and we will attribute the pro rata share of any covered amounts to each tracking stock as an expense, as discussed above.

Platform Stock

Our platform stock has attributed to it all of our assets and liabilities that are not specifically attributed to our current tracking stocks or to any other tracking stocks that we may establish from time to time. The assets attributed to the platform stock will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking stock. For example, we will attribute the 5% of our ABI under our existing brand contracts to the platform stock, and expect to attribute a similar amount for each of our future brand contracts.

We believe the attribution presented in the financial information above reasonably reflects our attribution policy to track the performance of our tracking stocks. We cannot guarantee that any tracking stock will in fact track the performance of the associated brand contract.

Management Discussion of Tracking Stocks

Tracking Stock Attributed Assets

The largest attributed asset for each of our tracking stocks is the brand contract associated with each tracking stock. We expect the underlying brand contract to be the largest single attributed asset for each tracking stock for the foreseeable future. As the cash generated by each brand contract is remitted to us, we intend to return a portion of this cash to the stockholders of the tracking stock in the form of dividend payments. The remaining cash will be used to meet the working capital and attributed operating needs of the tracking stock and for potential future co-investment opportunities that may arise pursuant to the brand contract.

Fantex Series Vernon Davis

Attributed Acquired Brand Income and Expenses

During the three months ended September 30, 2015, we attributed $81,543 of ABI to Fantex Series Vernon Davis Convertible Tracking Stock (the “Fantex Series Vernon Davis”).  This was comprised of $80,051 from Vernon Davis’s NFL  player contract and $1,492 from his endorsement contracts.  During the nine months ended September 30, 2015, we attributed $193,663 of ABI to Fantex Series Vernon Davis.  This was comprised of $100,795 from Vernon Davis’s NFL player contract and $92,868 from his endorsement contracts. During the three and nine months ended September 30, 2015 we attributed expenses for management fees and direct costs totaling $7,121 and $17,967, respectively, to Fantex Series Vernon Davis. There were no significant changes with respect to Vernon Davis’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Vernon Davis Brand Contract at estimated fair market value, as more fully described in the Notes to our Condensed Financial Statements in this Quarterly Report on Form 10-Q. During the three and nine months ended September 30, 2015 the Vernon Davis Brand Contract generated attributed income of $90,464 and $301,123, respectively.  This reflects a net increase in the fair value of the brand contract and gains realized from receipts of cash.  The increase in the fair value of the Vernon Davis Brand Contract for both the three and nine month periods was driven primarily by an increase in the net present value (the “NPV”) of expected cash flows from this brand contract. In this case, the NPV increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

Dividends

On April 28, 2015, the Company paid a cash dividend of $0.50 per share to the holders of record of Fantex Series Vernon Davis as of April 24, 2015.

Other Items

During the nine months ended September 30, 2015, the Company exercised its co-investment right under the terms of the brand contract with Vernon Davis in connection with Vernon Davis’ purchase of Jamba Juice franchises. Vernon Davis was offered this opportunity in connection with an expanded endorsement relationship. The Company paid $110,800 for a 10% ownership interest in the franchises and per our attribution policy, will attribute 95% of the cash flows from this investment to Fantex Series Vernon Davis. During the third quarter of 2015, the Company collected $10,400 from this investment.

Estimates of Annual Lifetime Brand Income

We estimate that Vernon Davis will play in the NFL through the 2018 NFL season. We estimate that he will receive brand income for the remainder of 2015 and for 2016, 2017 and 2018 from his NFL player contract and endorsement contracts of $4.1 million, $14.4 million, $5.2 million and $6.3 million, respectively. We also estimate Vernon Davis will receive $5.5 million in post-career brand income from 2019-2028.

Fantex Series EJ Manuel

Attributed Acquired Brand Income and Expenses

During the three months ended September 30, 2015 we attributed $24,239 of ABI to Fantex Series EJ Manuel Convertible Tracking Stock (the “Fantex Series EJ Manuel”). This was comprised of $20,331 from EJ Manuel’s NFL player contract and $3,907 from his endorsement contracts. During the nine months ended September 30, 2015, we attributed $30,298 of ABI to Fantex Series EJ Manuel. This was comprised of $22,069 from his NFL player contract and $8,229 from his endorsement contracts. During the three and nine months ended September 30, 2015 we attributed expenses for management fees and direct costs totaling $266 and $1,928,  respectively to Fantex Series EJ Manuel. There were no significant changes with respect to EJ Manuel’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the EJ Manuel Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the three and nine months ended September 30, 2015, the EJ Manuel Brand Contract generated attributed loss of $312,723 and $168,827, respectively.  The decrease in the fair value of the EJ Manuel Brand Contract for the three and nine month periods was driven primarily by reductions in estimated ABI from lower estimated future endorsement income to be received under this brand contract as a result of the impact of EJ Manuel not obtaining the starting quarterback position of the Buffalo Bills as previously projected in his endorsement income estimates. We also reviewed the fair value assumptions of his current and future NFL contracts including career length and the composition of the comparable contracts. We have concluded that as of September 30, 2015, these assumptions remain reasonable as his current comparable contracts include a representative mix of starting, journeymen and back-up quarterback comparable players. The decrease in the fair value resulting from the reductions in estimated ABI from future endorsement income, was partially offset by an increase in the NPV of expected cash flows from this brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time which brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would results in an increase in the present value of these cash flows.

Estimates of Annual Lifetime Brand Income

We estimate that EJ Manuel will play in the NFL through the 2021 NFL season. We estimate that he will receive brand income for the remainder of 2015 and for 2016 through 2021 from his NFL player contract and endorsement contracts of approximately $1.1 million, $1.8 million, $12.3 million, $6.4 million, $6.1 million, $4.9 million and $3.6 million respectively. We also estimate EJ Manuel will receive approximately $0.8 million in post-career brand income from 2022-2026.

Fantex Series Mohamed Sanu

Attributed Acquired Brand Income and Expenses

During the three months ended September 30, 2015 we attributed $27,274 ABI to Fantex Series Mohamed Sanu Convertible Tracking Stock (the “Fantex Series Mohamed Sanu”).  This was comprised of $25,851 from Mohamed Sanu’s NFL player contract and $1,423 from his endorsement contracts. During the nine months ended September 30, 2015,  we attributed $50,414 of ABI to the Fantex Series Mohamed Sanu. This was comprised of $47,890 from his NFL player contract and $2,524 from his endorsement contracts. During the three and nine months ended September 30, 2015 we attributed expenses for management fees and direct costs totaling zero and $4,609, respectively, to Fantex Series Mohamed Sanu. There were no significant changes with respect to Mohamed Sanu’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Mohamed Sanu Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the three and nine months ended September 30, 2015 the Mohamed Sanu Brand Contract generated attributed income of $75,169 and $233,981, respectively.  The increase in the fair value of the Mohamed Sanu Brand Contract for the three and nine month periods was driven primarily by an increase in the NPV of expected cash flows from this brand contract and gains realized from receipts of cash. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would results in an increase in the present value of these cash flows.

Dividends

On May 31, 2015 our Board of Directors declared a cash dividend of $0.20  per share to be paid to the holders of record of Fantex Series Mohamed Sanu as of the close of business on June 30, 2015. The dividend was paid on July 30, 2015.

Estimates of Annual Lifetime Brand Income

We estimate that Mohamed Sanu will play in the NFL through the 2020 NFL season. We estimate that he will receive brand income for the remainder of 2015 and for 2016 through 2020 from his NFL player contract and endorsement contracts of approximately $1.3 million, $11.6 million, $5.8 million, $4.5 million, $4.3 million and $4.1 million, respectively. We also estimate Mohamed Sanu will receive $0.3 million in post-career brand income from 2021-2025.

Fantex Series Alshon Jeffery

Attributed Acquired Brand Income and Expenses

During the three months ended September 30, 2015, we attributed $27,887 of ABI to Fantex Series Alshon Jeffery Convertible Tracking Stock (the “Fantex Series Alshon Jeffery”).  This was comprised of $19,427 from Alshon Jeffery’s NFL  player contract and $8,460 from his endorsement contracts. During the nine months ended September 30, 2015, we attributed $167,366 of ABI to the Fantex Series Alshon Jeffery.  This was comprised of $124,879 from his NFL  player contract and $42,487 from his endorsement contracts. During the three and nine months ended September 30, 2015 we attributed expenses for management fees and direct costs of $982 and $15,291, respectively, to Fantex Series Alshon Jeffery. There were no significant changes with respect to Alshon Jeffery’s existing brand income contracts and no new material income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Alshon Jeffery Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the three months ended September 30, 2015 the Alshon Jeffery Brand Contract generated attributed income of 194,162. The increase in the fair value of the Alshon Jeffery Brand Contract was driven primarily by an increase in the NPV of expected cash flows from this brand contract partially offset by realized losses from a shortfall in anticipated cash receipts during the quarter.  During the nine months ended September 30, 2015 the Alshon Jeffery Brand Contract generated attributed loss of $116,142.  As part of our prior estimate of Alshon Jeffery’s brand contract fair value, we assumed that Alshon Jeffery would renegotiate his NFL player contract prior to the 2015 season. During the second quarter of 2015, we no longer believed this would be the case and that Alshon Jeffery would instead enter into a new NFL player contract prior to the 2016 season. The resulting change in cash flow estimates and the timing of those cash flows generated an attributed loss of $1,713,869 recorded during the second quarter of 2015. This was partially offset by a net increase in the fair value of the brand contract from an increase in NPV due to the passage of time. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would results in an increase in the present value of these cash flows.

Estimates of Annual Lifetime Brand Income

We estimate that Alshon Jeffery will play in the NFL through the 2022 NFL season. We estimate that he will receive brand income for the remainder of 2015 and for 2016 through 2022 from his NFL player contract and endorsement contracts of approximately $0.9 million, $26.7 million, $6.8 million, $7.9 million, $11.3 million, $12.4 million, $14.7 million and $8.0 million, respectively. We also estimate Alshon Jeffery will receive $0.3 million in post-career brand income from 2023-2027.

Fantex Series Michael Brockers

Attributed Acquired Brand Income and Expenses

During the three months ended September 30, 2015 we attributed $20,139 of ABI to Fantex Series Michael Brockers Convertible Tracking Stock (the “Fantex Series Michael Brockers”) with $18,871 attributed from Michael Brockers’s NFL player contract and $1,268 from endorsement contracts. During the nine months ended September 30, 2015, we attributed $100,786 of ABI to the Fantex Series Michael Brockers. This was comprised of $99,251 from his NFL  player contract and $1,535 from his endorsement contracts.  During the three and nine months ended September 30, 2015 we attributed expenses for management fees and direct costs totaling zero and $8,871, respectively, to Fantex Series Michael Brockers. There were no significant changes with respect to Michael Brockers’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Michael Brockers Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the three and nine months ended September 30, 2015 the Michael Brockers Brand Contract generated attributed income of $117,743 and $737,505, respectively. The increase in the fair value of the Michael Brockers Brand Contract for the three and nine month periods was driven primarily by an increase in the NPV of expected cash flows from this brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would results in an increase in the present value of these cash flows.

Estimates of Annual Lifetime Brand Income

We estimate that Michael Brockers will play in the NFL through the 2023 NFL season. We estimate that he will receive brand income for the remainder of 2015 and for 2016 through 2023 from his NFL player contract and endorsement contracts of approximately $1.5 million, $15.3 million, $8.2 million, $5.7 million, $7.3 million, $8.8 million, $9.7 million, $9.3 million and $5.2 million, respectively. We also estimate Michael Brockers will receive $0.3 million in post-career brand income from 2024-2028.

Fantex Series Jack Mewhort

Initial Public Offering

We completed the initial public offering of the Fantex Series Jack Mewhort Convertible Tracking Stock (the “Fantex Series Jack Mewhort”) on July 14, 2015 raising approximately $2.52 million net of the underwriting discount from the sale of 268,100 shares. On July 15, 2015, we paid Jack Mewhort $2.52  million to complete our purchase of the Jack Mewhort Brand Contract (net of $0.126 million to be held in escrow until six months of consecutive payments due under the Jack Mewhort Brand Contract have been timely delivered to us).

Attributed Acquired Brand Income and Expenses

During the three and nine months ended September 30, 2015 we attributed $9,765 of ABI to Fantex Series Jack Mewhort from Jack Mewhort’s NFL player contract. During the three and nine months ended September 30, 2015 we did not attribute expenses for management fees and direct costs to Fantex Series Jack Mewhort because there were no cash receipts from his ABI. There were no significant changes with respect to Jack Mewhort’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Change in Fair Value of Brand Contract

We account for the Jack Mewhort Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Quarterly Report on Form 10-Q. During the three and nine months ended September 30, 2015 the Jack Mewhort Brand Contract generated attributed income of $259,126. The increase in the fair value of the Jack Mewhort Brand Contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present, they are subject to a shorter period of time for discounting, which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would results in an increase in the present value of these cash flows.

Estimates of Annual Lifetime Brand Income

We estimate that Jack Mewhort will play in the NFL through the 2023 NFL season. We estimate that he will receive brand income for the remainder of 2015 and for 2016 through 2023 from his NFL player contract and endorsement contracts of approximately $0.5 million, $0.8 million, $1.0 million, $15.5 million, $7.1 million, $8.0 million, $8.6 million, $8.5 million and $8.5 million, respectively. We also estimate Jack Mewhort will receive $0.3 million in post-career brand income from 2024-2028.